Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Autohome Inc.

汽車之家*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2518)

DATE OF BOARD MEETING AND

DATE OF PUBLICATION OF

2026 Q1 RESULTS ANNOUNCEMENT

The board of directors (the “Board”) of Autohome Inc. (the “Company”) will hold a Board meeting on Thursday, May 28, 2026 (Hong Kong time) for the purposes of, among other things, approving the unaudited financial results of the Company and its subsidiaries and announcement for the three months ended March 31, 2026 (the “Results”) and the declaration and payment of a cash dividend (if any). The Company will announce the Results on Thursday, May 28, 2026 (Hong Kong time) on the website of The Stock Exchange of Hong Kong Limited at https://www.hkexnews.hk and the Company’s website at https://ir.autohome.com.cn, after the trading hours of The Stock Exchange of Hong Kong Limited and before the opening of the U.S. stock market.

The Company will host an earnings conference call at 8:00 p.m. on Thursday, May 28, 2026 (Hong Kong time) to discuss the Results and answer questions. Please register in advance of the conference call using the registration link provided below. Upon registering, each participant will receive a set of dial-in numbers and a personal PIN, which will be used to join the conference call.

Registration Link: https://register-conf.media-server.com/register/BI729eaeb6b356412fadcc85dd017f499e

Please use the conference access information to join the call ten minutes before the call is scheduled to begin. Additionally, a live and archived webcast of the conference call will be available at https://ir.autohome.com.cn and a replay of the webcast will be available following the session.

By order of the Board
Autohome Inc. Mr. Chi Liu
Chairman of the Board, Director and Chief Executive Officer

Hong Kong, May 14, 2026

As at the date of this announcement, the Board comprises Mr. Chi Liu, Mr. Haishan Liang, Ms. Cuimei Zhang, Mr. Shenglei Zhou, Mr. Xing Fang and Mr. Quan Long as the directors, and Mr. Junling Liu, Mr. Tianruo Pu and Dr. Dazong Wang as the independent directors.

*	For identification purposes only